Unicorp, Inc.
5075 Westheimer, Suite 975
Houston, Texas 77056

October 20, 2006

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Judiciary Plaza
Washington, D.C. 20549
Attn: Mr. Jason Wynn

Re: Unicorp, Inc.
Request for Acceleration of Registration Statement on Form SB-2
File No. 333-137213

Dear Mr. Wynn:

Unicorp, Inc., (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-137213), as filed with the U. S Securities and Exchange Commission (the “Commission”) on September 8, 2006, as of 12:00pm on Monday, October 23, 2006, or as soon thereafter as is practicable.

In addition to our request for acceleration of the effectiveness of our Registration Statement, the Company hereby acknowledges that:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•
The Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Alina S. Pastiu at (305) 539-3300 of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company.

Sincerely,

Unicorp, Inc.

/s/ Kevan Casey
Kevan Casey
Chief Executive Officer